Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

August 20 2013	NR 13 - 2013

Avrupa acquires remaining 7.5% interest in Innomatik in Kosovo

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has purchased the remaining 7.5% interest in Innomatik Exploration Kosovo LLC (“Innomatik”) from four owners – Peter Merkel, Paul Nelles, Michael Diehl, and Gail Warrander, who are leading and respected exploration and mining advocates in Kosovo.  Avrupa now owns 100% interest in Innomatik.  Dr. Nelles and Dr. Diehl will continue with Innomatik and Avrupa in their roles as senior exploration, project management, and business development advisors in Kosovo.

Avrupa holds five exploration licenses in Kosovo, totaling 153 square kilometers. The Glavej, Selac, and Kamenica licenses host near drill-ready silver and base metal targets, while surface expressions of alteration and mineralization are present on all five licenses. The newest license, Slivovo, covers a polymetallic gossan zone discovered in late 2011, with a spatially related zone of strong anomalous gold geochemistry and potential mineral targets.  Geological mapping of recently-excavated trenches in the area of anomalous gold geochemistry indicates widespread surface alteration and the potential of close-to-surface drill targets.

Innomatik holds all the Company’s licenses and mineral property interests in Kosovo.  The Company initially purchased its 92.5% interest in Innomatik in July 2010 as part of its qualifying transaction.

Paul W. Kuhn, CEO of Avrupa Minerals, commented that “purchasing the remaining 7.5% interest in Innomatik allows the Company to better negotiate with potential JV partners on its properties in Kosovo.”

The terms of the acquisition are:

1.

Avrupa shall issue the four owners a total 450,000 common shares of Avrupa, subject to certain trading restrictions, as soon as Avrupa obtains the approval from the TSX Venture Exchange to this agreement and the issuance of the shares.

2.

For a previous land payment extension granted in June 2012 by IEK on the two licenses in Kosovo, namely Kamenica and Glavej, Avrupa will provide, by December 31, 2013, the agreed-upon payments equivalent to €50,000 in cash or shares per license, as stipulated by the June 2012 agreement.

This arrangement is subject to approval by the TSX Venture Exchange.

Kosovo is a small country that declared independence in 2008. Prior to this time, there was little, if any, modern-style mineral exploration carried out in the area. The Kosovo government is democratically elected, and enjoys continued in-country support from the European Union and the United Nations. The government recently enacted a European-styled mining law, and Avrupa's subsidiary, Innomatik, is one of the first companies to go through the renewal and acquisition processes under the new mining law.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including 11 in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

•

The Alvalade JV, with Antofagasta, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for copper rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related gold-tungsten deposits.

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The Arga JV, with Blackheath Resources, covering one license in northern Portugal, adjacent to Covas, for structurally-controlled, intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.